Filed by Metavante Technologies, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Metavante Technologies, Inc.

Commission File No. 001-33747

This filing relates to a proposed business combination between Fidelity National Information Services, Inc. (“FIS”) and Metavante Technologies, Inc. (“Metavante”).

Forward Looking Statements

This communication contains statements related to FIS’s and Metavante’s future plans, objectives, performance, events and expectations, including statements about revenue and cost synergies and earnings accretion and, as such, constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results, performance or achievements of FIS and Metavante to be different from those expressed or implied within this communication. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the economy; (iii) competition; (iv) the risk that the merger may fail to achieve beneficial synergies or that it may take longer than expected to do so; (v) the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and its impact on the Companies’ customer bases; (vi) failure to adapt to changes in technology or in the marketplace; (vii) the failure to obtain approval of FIS’s and Metavante’s shareholders; (viii) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (ix) actions that may be taken by the competitors, customers and suppliers of FIS or Metavante that may cause the transaction to be delayed or not completed; and (x) other risks detailed from time to time in the Form 10-K and other reports and filings made by FIS and Metavante with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in FIS’s and Metavante’s Form 10-K for the fiscal year ended December 31, 2008. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It

In connection with the proposed transactions, FIS and Metavante will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’ Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.Metavante.com.

Participants in the Solicitation

FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

On April 1, 2009, Metavante provided the following communications to managers, employees and clients.

E-mail to Metavante Employees from CEOs

Subject: An Important Announcement

Today we are pleased to announce that the Boards of Directors of Fidelity National Information Services, Inc. (FIS) and Metavante Technologies, Inc. (Metavante) have approved a plan to combine our companies. This combination positions us to offer one of the industry’s most comprehensive ranges of core processing, payment and risk management services to financial institutions and other businesses worldwide.

Both companies are preeminent leaders in our industry. FIS is ranked the number one banking technology provider in the world by American Banker and the research firm Financial Insights in the annual FinTech 100 rankings. Headquartered in Jacksonville, Florida, FIS maintains a strong global presence, serving more than 14,000 financial institutions in more than 90 countries. Metavante is based in Milwaukee, Wisconsin and brings a 45-year tradition of innovative solutions and client partnership, serving 8,000 financial services firms and businesses worldwide.

The name selected for the newly combined company is Fidelity National Information Services, Inc., with the corporate headquarters to be located in Jacksonville, Florida. Following the completion of the transaction, the company will be publicly traded on the New York Stock Exchange under the “FIS” ticker symbol.

Leadership Team

The following individuals have been named to the new FIS leadership team:

•	William Foley, Chairman of the Board (Current FIS Chairman of the Board)

•	Lee Kennedy, Executive Vice Chairman of the Board (Current FIS President and CEO)

•	Frank Martire, President and Chief Executive Officer (Current Metavante Chairman and CEO)

•	Gary Norcross, Chief Operating Officer (Current FIS COO)

•	Michael Hayford, Chief Financial Officer (Current Metavante President and COO)

Announcements about other members of the senior management team will be forthcoming as the new organization begins to take shape.

Strategic Rationale and Benefits

You are probably wondering about the rationale behind the decision to combine FIS and Metavante. Here are some of the key benefits:

•

Scale and Reach—The scale of the combined company creates efficiencies, which improve our long-term competitive position. We also gain the ability to leverage FIS’s global reach to sell Metavante products outside North America.

•

Product Breadth and Depth—Our combined product and service portfolio will enhance our growth prospects. The increase in core banking relationships expands our cross-selling opportunities, giving us complete coverage of the top 100 financial institutions. In addition, we become an industry leader in item processing, prepaid card solutions and credit card processing for community banks.

•

Financial Strength—The combined company has more than $5 billion in pro forma 2008 revenue and a high percentage of recurring revenue. Increased cash flow will allow us to fund growth opportunities and to further pay down our debt—both very important in this challenging economy.

As both the banking and financial technology industries continue to consolidate, combining our two companies is the best way to position the new FIS for future growth and long-term success.

Your Role

Focus on our clients.

Each and every decision we make is with our clients’ best interests in mind. It is very important that we continue to deliver excellent service throughout the integration period and beyond. Assure our customers that the superior service and support provided by each of our companies will continue and then follow through by delivering on our commitments.

Equip yourself with information to clearly communicate about the combined company and to explain the benefits. Share any client or employee concerns with your manager so an appropriate response can be identified. You may also e-mail employees.newFIS@Metavante.com with any questions you may have.

Direct any media inquiries to Marcia Danzeisen, SVP, Marketing and Corporate Communications for FIS at 904-854-5083 or Chip Swearngan, VP, Corporate Communications for Metavante at 414-357-3688.

Next Steps

The transaction is subject to approval by FIS and Metavante shareholders, receipt of regulatory approvals, and the satisfaction of customary closing conditions. While this planning process takes place, business line executives and sales representatives will meet with key clients to communicate the benefits of this combination and respond to any questions or concerns. Concurrently, integration teams representing both companies will form to begin the planning process of creating an even stronger resulting organization. Until the transaction closes, please limit direct contact between employees of the two companies unless you are specifically requested to do so.

Thank You

In closing, we want to take this opportunity to thank you for your continued dedication and support. We have the best employees in the industry and we are excited about the new opportunities this important step in the evolution of our companies presents.

Lee Kennedy	Frank Martire
President and CEO	Metavante Technologies, Inc.
Fidelity National	Chairman and CEO
Information Services, Inc.

Forward Looking Statements

These materials may contain statements related to FIS’s and Metavante’s future plans, objectives, performance, events and expectations, including statements about revenue and cost synergies and earnings accretion and, as such, constitutes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results, performance or achievements of FIS and Metavante to be different from those expressed or implied within these materials. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the economy; (iii) competition; (iv) the risk that the merger may fail to achieve beneficial synergies or that it may take longer than expected to do so; (v) the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and its impact on the Companies’ customer bases; (vi) failure to adapt to changes in technology or in the marketplace; (vii) the failure to obtain approval of FIS’s and Metavante’s shareholders; (viii) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (ix) actions that may be taken by the competitors, customers and suppliers of FIS or Metavante that may cause the transaction to be delayed or not completed; and (x) other risks detailed from time to time in the Form 10-K and other reports and filings made by FIS and Metavante with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in FIS’s and Metavante’s Form 10-K for the fiscal year ended December 31, 2008. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It

In connection with the proposed transactions, FIS and Metavante will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’s Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.Metavante.com.

Participants in the Solicitation

FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

FAQs for Metavante Employees	April 1, 2009

Who is Fidelity National Information Services, Inc.?

•	Fidelity National Information Services, Inc. (NYSE: FIS) is a Fortune 500 company and a member of the S&P 500 Index

•	A global company, headquartered in Jacksonville, Florida, with more than 25,000 employees worldwide

•	Serving more than 14,000 financial institutions in more than 90 countries worldwide

•	A leading provider of core processing for financial institutions; card issuer and transaction processing services; and outsourcing services to financial institutions and retailers

•	Fidelity National Information Services, Inc. (FIS) has processing and technology relationships with 40 of the top 50 global banks, including nine of the top 10

•	Ranked the number one overall financial technology provider in the world by American Banker and the research firm Financial Insights in the annual FinTech 100 rankings

What are the key strategic reasons behind the transaction?

•

Scale and Reach—The scale of the combined company creates efficiencies, which improve our long-term competitive position. We also gain the ability to leverage FIS’s global reach to sell Metavante products outside North America.

•

Product Breadth and Depth—Our combined product and service portfolio will enhance our growth prospects. The increase in core banking relationships expands our cross-selling opportunities, giving us complete coverage of the top 100 financial institutions. In addition, we become an industry leader in item processing, prepaid card solutions and credit card processing for community banks.

•

Complementary Clients—Our combined customer base is well balanced between core, payments, and international. This diversity helps mitigate the risks we face with the consolidation that continues to occur throughout the financial services industry.

•

Financial Strength—The combined company has more than $5 billion in pro forma 2008 revenue and a high percentage of recurring revenue. Increased cash flow will allow us to fund growth opportunities and to further pay down our debt—both very important in this challenging economy.

Both Metavante and FIS are coming to this transaction from a position of strength in the industry and the resulting combined company, which will be named Fidelity National Information Services, Inc., will have even greater abilities to serve its clients across all market segments and geographies.

Who will be on the executive/management team of the new company?

The leadership team of the new company will be:

Chairman of the Board	William Foley
Executive Vice Chairman of the Board	Lee Kennedy
President and Chief Executive Officer	Frank Martire
Chief Operating Officer	Gary Norcross
Chief Financial Officer	Michael Hayford

Announcements about other members of the senior management team will be forthcoming as final decisions on the new organization are made.

The Board of Directors of the new FIS will include six current FIS directors and three current Metavante directors. These directors will include William Foley, Lee Kennedy and Frank Martire.

Who will my manager be? My Division President? My Group Executive?

There will be no immediate changes in our organizational structure; however, as integration planning occurs, there will be decisions made on how we are organized and on our ongoing leadership. We will share this information with you as it becomes available.

Where will headquarters be located?

FIS’s headquarters remain in Jacksonville, Florida. The new FIS expects to retain a significant presence in Milwaukee.

Are Frank Martire and Michael Hayford moving to Jacksonville?

It is anticipated that they will relocate to the Jacksonville headquarters, as will others on the leadership team as is appropriate for the business.

Do you expect office closings or job eliminations?

As a result of the merger, there will be a number of overlapping products, functions, and facilities. Integration teams with representation of management from both companies will be formed to begin the planning process of combining our organizations. Decisions about job eliminations are never easy, but as a company we commit to treating all affected employees fairly and professionally. We expect that those whose positions are eliminated will receive company paid severance. In the meanwhile, it is imperative that all of us continue to focus on our jobs and our clients.

When do you expect the transaction to close, and how we will we work together between now and the closing?

FIS and Metavante expect to complete the transaction in the third quarter of 2009. While we can plan for our future together, there are strict guidelines regarding how we can interact prior to the closing. You will be notified by your manager if your involvement is required in the initial integration planning. Please do not contact any FIS staff or employees before closing unless you are instructed to do so.

What should I tell a client with questions?

Please direct client questions to the client’s relationship managers. Our client relationship managers and client service managers have been given a full set of frequently asked questions in order to answer our clients’ questions.

Clients may also e-mail questions to clients.newFIS@Metavante.com.

What will be the impact on all of Metavante’s and FIS’s current product offerings?

•	Our immediate focus will be on ensuring we continue to deliver excellent service to our clients throughout the integration of our companies and beyond.

•

We remain committed to supporting and delivering all existing products and services as contracted with our clients. Over time, the combined lines of business will review all products and services to clarify and enhance our unified product suite for existing clients and prospects.

•

In addition, we look forward to making our clients aware of the greater range of products and services available to them through a single source provider relationship. We will communicate these opportunities to our clients as they are identified during the integration planning.

•	The combined company will have greater abilities to leverage scale to improve the value we offer our clients and drive reinvestment in innovative solutions that keep them competitive.

What happens to our focus on “One Metavante”?

Metavante and FIS have both embarked on cultural initiatives to drive a high-quality client experience at every touch point across the enterprise. This will be one of the guiding principles of the integration of the two companies and will continue to resonate as we move forward together.

What will we receive for the stock we own?

Upon completion of the transaction, you will receive 1.35 shares of FIS common stock for each share of Metavante common stock you hold.

Can I post for jobs in the new expanded company?

You cannot “post” for jobs in the other company prior to the transaction closing. We will communicate how new opportunities can be researched and applied for in the new organization when that information becomes available.

If I am asked to relocate, will there be relocation assistance?

Yes; however, we do not anticipate a large number of relocations.

Will I get credited service for my past service with Metavante in the combined company?

Yes, your service with Metavante will apply towards such benefits as vesting, service awards, and severance calculations.

Will our benefits change?

There will be no changes in our benefit plans through the closing.

Information about 401(k) retirement plans, Employee Stock Purchase Plans, and stock options will be provided in benefit updates throughout the integration period.

Can I continue to buy MV stock through the Employee Stock Purchase Plan until the deal closes? Will the new FIS have a stock purchase plan?

Yes, if you are currently participating in the Employee Stock Purchase Plan, you can continue your participation through closing. This includes the March 31st purchase and the June 30th purchase.

Information about 401(k) retirement plans, Employee Stock Purchase Plans, and stock options will be provided in benefit updates throughout the integration period.

What happens to our Retiree Health Plan?

A complete analysis of all benefit plans, including retiree health, will be conducted during the integration. Both companies share the philosophy of providing competitive benefit packages for their employees and will review all plans to provide a consistent, comprehensive package.

What benefits does FIS provide?

FIS provides a comprehensive benefits package that is different than Metavante’s. Some of FIS’s benefits are more generous than ours, and some will appear less generous. Our goal will be to minimize disruption in 2009, and develop a new combined benefits program for all employees for 2010.

Can I see what FIS is telling its employees about us?

The communications plan for our transition announcement was coordinated by the management teams of both companies, so each group is receiving a very consistent message.

How will we get continued information about the integration planning process?

In the near future, you will be able to find more information and updates on inSite. For now, you may submit questions through your manager or to the following e-mail box: employees.newFIS@Metavante.com.

Forward Looking Statements

These materials may contain statements related to FIS’s and Metavante’s future plans, objectives, performance, events and expectations, including statements about revenue and cost synergies and earnings accretion and, as such, constitutes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results, performance or achievements of FIS and Metavante to be different from those expressed or implied within these materials. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the economy; (iii) competition; (iv) the risk that the merger may fail to achieve beneficial synergies or that it may take longer than expected to do so; (v) the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and its impact on the Companies’ customer bases; (vi) failure to adapt to changes in technology or in the marketplace; (vii) the failure to obtain approval of FIS’s and Metavante’s shareholders; (viii) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (ix) actions that may be taken by the competitors, customers and suppliers of FIS or Metavante that may cause the transaction to be delayed or not completed; and (x) other risks detailed from time to time in the Form 10-K and other reports and filings made by FIS and Metavante with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in FIS’s and Metavante’s Form 10-K for the fiscal year ended December 31, 2008. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It

In connection with the proposed transactions, FIS and Metavante will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’s Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.Metavante.com.

Participants in the Solicitation

FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

Joint Hardcopy Letter/Email from CEOs

(To inform all clients concurrent with news release, if hardcopy letter is chosen)

Dear <FIRST NAME>

We hope you have heard the exciting news that Fidelity National Information Services, Inc. (FIS) and Metavante Technologies, Inc. plan to join forces. Our combined company will be the leading provider of banking, payment and risk management technologies to financial services firms and other businesses worldwide.

This is a very important industry milestone and we are extremely pleased about the benefits this combination brings to you. Together we will soon be able to provide you with an even richer set of financial solutions that represent the very best the industry has to offer. The combined company will also have the critical mass, improved competitive position and operating efficiencies needed to deliver the highest possible value to your institution.

The name of the combined company will be Fidelity National Information Services, Inc., and the corporate headquarters will be located in Jacksonville, Florida. The following seasoned industry professionals will lead the new combined company:

•	William Foley, Chairman of the Board

•	Lee Kennedy, Executive Vice Chairman of the Board

•	Frank Martire, President and Chief Executive Officer

•	Gary Norcross, Chief Operating Officer

•	Michael Hayford, Chief Financial Officer

•	Frank Sanchez, EVP, Strategic Development

As the banking and financial technology industries continue to consolidate, bringing these two companies together positions the new FIS for future growth and long-term success. That being said, we clearly understand that it is your continued support and loyalty that determines our success as your financial solutions partner today and into the future. You have our assurances that we will not lose focus on your organization and that we will continue to meet our commitments while working to exceed your expectations.

If you have any questions or concerns as we move forward with the integration of our two companies, please contact any member of your relationship management team or either one of us directly. We will provide whatever assistance is necessary, as well as timely responses to any questions that arise.

Our strong client relationships have always been the foundation of our success. We hope you will join us in celebrating this exciting development. As always, we thank you for your continued business and confidence in our organizations.

Sincerely,

Lee Kennedy	Frank Martire
President and CEO	Chairman and CEO
Fidelity National	Metavante Technologies, Inc.
Information Services, Inc.

Forward Looking Statements

These materials may contain statements related to FIS’s and Metavante’s future plans, objectives, performance, events and expectations, including statements about revenue and cost synergies and earnings accretion and, as such, constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results, performance or achievements of FIS and Metavante to be different from those expressed or implied within these materials. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the economy; (iii) competition; (iv) the risk that the merger may fail to achieve beneficial synergies or that it may take longer than expected to do so; (v) the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and its impact on the Companies’ customer bases; (vi) failure to adapt to changes in technology or in the marketplace; (vii) the failure to obtain approval of FIS’s and Metavante’s shareholders; (viii) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (ix) actions that may be taken by the competitors, customers and suppliers of FIS or Metavante that may cause the transaction to be delayed or not completed; and (x) other risks detailed from time to time in the Form 10-K and other reports and filings made by FIS and Metavante with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in FIS’s and Metavante’s Form 10-K for the fiscal year ended December 31, 2008. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It

In connection with the proposed transactions, FIS and Metavante will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’s Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.Metavante.com.

Participants in the Solicitation

FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

FAQs General / Public Relations	April 1, 2009

What was announced?

On April 1, 2009, the Metavante Technologies, Inc. (Metavante) Board of Directors approved the acquisition of Metavante by Fidelity National Information Services, Inc. (FIS). The combined company will be known as Fidelity National Information Services, Inc. and use the “FIS” ticker on the New York Stock Exchange. The combined company will be headquartered in Jacksonville, Florida.

Why are FIS and Metavante combining?

As the banking and financial technology industries continue to consolidate, bringing these two companies together positions the new FIS for future growth and long-term success.

It was agreed by our Boards of Directors and our executive management teams that there was compelling strategic alignment between the two companies. Areas of alignment include:

•	Strategic agreement on the importance of core relationships, expansion of payments, and international business development

•	Highly complementary client base and potential for cross-sales

•	Resulting breadth and scope of products and services

•	Scale and capital efficiencies improve our ability to compete and our ability to invest in new products, integration, and acquisitions

Thus, we believe that the resulting combined company has potential for significant value creation for our shareholders and clients.

Both Metavante and FIS are coming to this transaction from a position of strength in the industry, and the resulting combined company will have even greater abilities to serve its clients across all market segments and geographies.

What is the strategic rationale for the deal?

The key strategic reasons behind the deal include:

•

Scale and Reach—The scale of the combined company creates efficiencies, which improve our long-term competitive position. We also gain the ability to leverage FIS’s global reach to sell Metavante products outside North America.

•

Product Breadth and Depth—Our combined product and service portfolio will enhance our growth prospects. The increase in core banking relationships expands our cross-selling opportunities, giving us complete coverage of the top 100 financial institutions. In addition, we become an industry leader in item processing, prepaid card solutions and credit card processing for community banks.

•

Complementary Clients—Our combined customer base is well balanced between core, payments, and international. This diversity helps mitigate the risks we face with the consolidation that continues to occur throughout the financial services industry.

•

Financial Strength—The combined company has more than $5 billion in pro forma 2008 revenue and a high percentage of recurring revenue. Increased cash flow will allow us to fund growth opportunities and to further pay down our debt—both very important in this challenging economy.

Both Metavante and FIS are coming to this transaction from a position of strength in the industry, and the resulting combined company will have even greater abilities to serve its clients across all market segments and geographies.

What will the headquarters move mean to jobs in the Milwaukee community?

There will be overlap and redundancy in certain corporate functions, but specific impact on jobs is not known at this time. These decisions will be made as we plan to integrate the two companies over the next several months. Information will be communicated to employees as areas of impact are determined, and we expect to have this process complete by the end of 2009.

Both companies have a presence in the greater Milwaukee area, and Milwaukee will continue to represent a large regional employee population for the combined company.

Both FIS and Metavante share long-standing histories of providing strong support for the communities in which their employees live and work—and that commitment will remain steadfast as the new FIS emerges.

What will the size of the combined company be?

The new FIS has more than $5 billion in 2008 pro forma revenue, and expects to serve over 18,000 clients in over 90 countries. The combined company will offer a diverse and dynamic portfolio of payment solutions and hold a market leading position in core processing across all market segments of financial institutions—which further enables cross-sales and revenue synergies.

There are significant cost synergies attached to the deal—where will these come from?

The new FIS expects to realize approximately $260 million in annual cost savings that will be achieved over a 24-month period. Including synergies, the transaction is expected to be accretive to adjusted earnings per share in 2010.

Synergies are expected to come from the rationalization of contractors and suppliers, consolidation of facilities and equipment, and overlapping business functions and product development. The specific impact to jobs is not known at this time. These decisions will be made as we plan to integrate the two companies over the next several months. Information will be communicated to employees as areas of impact are determined; we expect to have this process complete by the end of 2009.

What will the name of the combined company be?

The combined company will use the Fidelity National Information Services, Inc. name and ticker symbol, “FIS,” on the New York Stock Exchange.

Who will lead the combined company?

The leadership team of the combined company will be:

Chairman of the Board	William Foley
Executive Vice Chairman of the Board	Lee Kennedy
President and Chief Executive Officer	Frank Martire
Chief Operating Officer	Gary Norcross
Chief Financial Officer	Michael Hayford

Announcements about other members of the senior management team will be forthcoming as the new organization begins to take shape.

The Board of Directors of new FIS will include six current FIS directors and three current Metavante directors. These directors will be:

William Foley, Chairman, formerly FIS

Lee Kennedy, Executive Vice Chairman, formerly FIS

Frank Martire, President and CEO, formerly Metavante

Thomas Hagerty, formerly FIS

David Hunt, formerly FIS

Richard Massey, formerly FIS

Stephan James, formerly Metavante

James Neary, formerly Metavante

Where will the company be headquartered?

The company will be headquartered in Jacksonville, Florida.

When is the transaction expected to close?

FIS and Metavante expect to complete the transaction in the third quarter of 2009.

What are the plans for integration leadership and planning?

Lee Kennedy will have a strategic role in leading the integration activities once the transaction has been completed. Integration planning will begin shortly after the signing of the agreement and will continue as we work toward the closing, which is anticipated to occur in the third quarter of 2009.

How will this merger impact Metavante and FIS clients?

Every decision we make is with our clients’ best interests in mind—and the success of both companies demonstrates their passion for delivering on client commitments. Our employees will stay focused on delivering the superior service and support our clients expect throughout the integration period and beyond.

Forward Looking Statements

These materials may contain statements related to FIS’s and Metavante’s future plans, objectives, performance, events and expectations, including statements about revenue and cost synergies and earnings accretion and, as such, constitutes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results, performance or achievements of FIS and Metavante to be different from those expressed or implied within these materials. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the economy; (iii) competition; (iv) the risk that the merger may fail to achieve beneficial synergies or that it may take longer than expected to do so; (v) the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and its impact on the Companies’ customer bases; (vi) failure to adapt to changes in technology or in the marketplace; (vii) the failure to obtain approval of FIS’s and Metavante’s shareholders; (viii) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (ix) actions that may be taken by the competitors, customers and suppliers of FIS or Metavante that may cause the transaction to be delayed or not completed; and (x) other risks detailed from time to time in the Form 10-K and other reports and filings made by FIS and Metavante with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in FIS’s and Metavante’s Form 10-K for the fiscal year ended December 31, 2008. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It

In connection with the proposed transactions, FIS and Metavante will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’s Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.Metavante.com.

Participants in the Solicitation

FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

Metavante®

metavante.com

BANKING AND PAYMENT TECHNOLOGY SOLUTIONS FOR BUSINESS

Manager’s Toolkit April 1, 2009 For Use By Metavante Managers

©2009 Metavante Corporation. All rights reserved worldwide.
What was Announced?
The Boards of Directors of Fidelity National Information Services, Inc.
(FIS) and Metavante Technologies, Inc. (Metavante) have approved a plan to combine the two companies
The combined company is positioned to offer one of the industry’s most comprehensive ranges of core processing, payment and risk
management services worldwide
The name selected for the newly combined company is Fidelity National
Information Services, Inc.
Corporate headquarters to be located in Jacksonville, Florida
The combined company will be publicly traded on the New York Stock
Exchange under the “FIS” ticker symbol
Anticipated closing, third quarter 2009

©2009 Metavante Corporation. All rights reserved worldwide.
New Metavante Leadership
Chairman of the Board
Executive Vice Chairman
of the Board
President and Chief Executive Officer
Chief Operating Officer
Chief Financial Officer
William Foley
Lee Kennedy
Frank Martire
Gary Norcross
Michael Hayford
Board of Directors to include six current FIS and
three current Metavante directors

©2009 Metavante Corporation. All rights reserved worldwide.
Who is Fidelity National Information Services, Inc.?
Fidelity National Information Services (NYSE: FIS), is a Fortune 500 company and a member of the S&P 500 Index
A global company, headquartered in Jacksonville, Florida, with more than
25,000 employees worldwide
Serves more than 14,000 financial institutions in more than 90 countries worldwide
A leading provider of core processing for financial institutions; card issuer and transaction processing services; and outsourcing services to financial institutions and retailers
FIS has processing and technology relationships with 40 of the top 50 global banks, including nine of the top 10
Ranked world’s #1 overall financial technology provider by
American Banker
and
research firm Financial Insights in the annual FinTech 100 rankings

©2009 Metavante Corporation. All rights reserved worldwide.
FIS’s Acquisition Growth
1961: Telecredit created (it later became the payments processor Certegy)
1968: Systematics, a core processor was started; acquired and run by ALLTEL until sold.
January 2003: Systematics acquired by Fidelity National Financial, then the nation’s largest provider of title insurance. Fidelity National Information Services organized Systematics into its Fidelity National Information Services (FNIS)
subsidiary and began 12 strategic acquisitions.
January 2004: Fidelity National Information Services acquired Sanchez Computer
Associates, a financial and wealth management software provider
February 2004: Fidelity National Information Services acquired Aurum
Technologies, a processor for community banks and credit unions
Other core processing acquisitions: Intercept, ClearPar, KORDOBA (Germany)
Payments acquisitions: Fidelity National Information Services acquired BankWare,
eFunds and Certegy, through which the company listed on the New York Stock
Exchange as “FIS.”
Ancillary services acquisitions: MSI, Webtone, AFFN and Asset Exchange

©2009 Metavante Corporation. All rights reserved worldwide.
• Core processing
• Card services
• Item processing
• ATM services
• E-banking
• Bill payment
• Consumer’s banking touch-
points changing
• Market conditions, declining
profitability, and capital
constraints forcing banks to
reduce costs
• Increasing demand for low-
cost integrated products and
services
• Above factors accelerate trend
toward outsourcing
• Integrated payment &
core processing services
• Integrated data, delivery
and risk management
• Lower costs, efficient
delivery
• Global capabilities
• Global anchor customers
• Better positioned against
emerging competitors
Right Strategy, Right Time
Mono-Line Companies
Single Product Capability
(Best of Breed)
Competitive
Imperatives
Client Market
Drivers
Past Present Future
Creating an Industry Leader for Today and Tomorrow

©2009 Metavante Corporation. All rights reserved worldwide.
Merger Strategic Rationale
Scale and Reach – combined we offer scale advantages
– The scale of the combined company creates efficiencies, which improve our long-
term competitive position
– Leverage FIS’s global reach to sell Metavante products outside North America
Product Breadth and Depth – our combined product and service portfolio will enhance our growth prospects
– Increased core banking relationships expands our cross-sell opportunities, giving us complete coverage of the top 100 financial institutions.
– We become a leader in item processing, prepaid cards and credit card processing
(for community banks).
Complementary Clients - our combined customer base is well balanced
– Between Core, Payments, and International.
– Client diversity helps mitigate industry consolidation risks in financial services.
Financial Strength – combined we have > $5 billion in pro forma 2008 revenue and a high percentage of recurring revenue
– We anticipate increased cash flow, which will allow us to fund growth opportunities and to further pay down our debt very important in this challenging economy.

©2009 Metavante Corporation. All rights reserved worldwide.
Combined Products & Services
Enhance Growth Prospects
Bill Payment / Online Banking
Prepaid Card
Debit Card / EFT Network
Credit Card / Loyalty
Leadership Presence Not Served
= +
Core Processing
New FIS
One of the Industry’s Most Comprehensive Range of Products and Services
MV
FIS
Image / Item Processing
Risk Management

©2009 Metavante Corporation. All rights reserved worldwide.
What’s the Impact to Product Offerings?
Our immediate focus is to ensure we continue to deliver excellent service to our clients throughout the integration and beyond.
We remain committed to supporting and delivering all existing products and services as contracted with our clients.  Over time, the combined lines of business will review all products and services to clarify and enhance our unified product suite for existing clients and prospects.
We look forward to making our clients aware of the greater range of products and services available to them through a single source provider relationship.
The combined company will have greater abilities to leverage scale to lower costs and improve the value we offer our clients and to drive reinvestment in innovative solutions to keep them competitive.

©2009 Metavante Corporation. All rights reserved worldwide. Next Steps

©2009 Metavante Corporation. All rights reserved worldwide.
What’s Next?
The transaction is subject to approval by FIS and Metavante
shareholders, receipt of regulatory approvals and the satisfaction of customary closing conditions.
While this process takes place, business line executives and sales representatives will meet with key clients to communicate the benefits of this combination and respond to any questions or concerns.
Concurrently, integration teams representing both companies will form to begin the planning process to create an even stronger resulting organization.
Until the transaction closes, limit direct contact between employees of our two companies unless you are specifically requested to do so.

©2009 Metavante Corporation. All rights reserved worldwide.
What’s My Role?
Focus on our clients
– Very important that we continue to deliver excellent service throughout the integration period and beyond.
– Assure our clients that the superior service and support provided by each of our companies will continue; then follow through by delivering on our commitment.
Equip yourself with information to clearly communicate about the combined company and to market the benefits.

©2009 Metavante Corporation. All rights reserved worldwide.
How will I be impacted?
Will my manager change?
– There will be no immediate changes in our organizational structure;
however, as integration planning occurs there will be decisions made regarding how we are organized and our ongoing leadership.  We will share this information with you as it becomes available.
Will there be office closings or job eliminations?
– As a result of the merger, there will be a number of overlapping products, functions, and facilities.  Integration teams, made up of management members of both companies, are already at work planning the steps necessary to bring our two companies together.  Decisions about job eliminations are never easy but, as a company we commit to treating all
affected employees fairly and professionally.   Those whose positions are
eliminated are expected to receive company paid severance. Meanwhile, it is imperative that all of us continue to focus on our jobs and our clients.

©2009 Metavante Corporation. All rights reserved worldwide.
Will My Benefits be Impacted?
Will our benefits change?
– No changes in our benefit plans through the closing.
– Information about  401(k) retirement plans, Employee Stock Purchase
Plans, and stock options will be provided in benefit updates throughout the integration period.

©2009 Metavante Corporation. All rights reserved worldwide.
What About My Metavante Stock?
What price will we receive for the stock we own?
– Upon completion of the transaction, you will receive 1.35 shares of FIS common stock for each share of Metavante common stock you hold.
Can I still buy stock through the Employee Stock Purchase Plan?
– Yes, if you are currently participating in the Employee Stock Purchase Plan, you can continue your participation through closing.  This includes the
March 31st purchase and the June 30th purchase. Further details will be provided as the closing approaches.

©2009 Metavante Corporation. All rights reserved worldwide.
Forward Looking Statements
This presentation may contain statements related to FIS’s and Metavante’s future plans, objectives, performance, events and expectations, including statements about revenue and cost synergies and earnings accretion and, as such, constitutes “forward-looking statements” within the meaning of the
Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results, performance or achievements of FIS and
Metavante to be different from those expressed or implied within this presentation. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the economy; (iii) competition; (iv) the risk that the merger may fail to achieve beneficial synergies or that it may take longer than expected to do so; (v) the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and its impact on the Companies’
customer bases; (vi) failure to adapt to changes in technology or in the marketplace; (vii) the failure to obtain approval of FIS’s and Metavante’s shareholders; (viii) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (ix) actions that may be taken by the competitors, customers and suppliers of FIS or Metavante that may cause the transaction to be delayed or not completed; and (x) other risks detailed from time to time in the Form 10-
K and other reports and filings made by FIS and Metavante with the Securities and Exchange
Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in FIS’s and Metavante’s Form 10-K for the fiscal year ended
December 31, 2008. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

©2009 Metavante Corporation. All rights reserved worldwide.
Additional Information and Where to Find It
In connection with the proposed transactions, FIS and Metavante will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS.  FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.
Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by
FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville,
FL 32204, or from FIS’ Investor Relations page on its corporate website at www.fidelityinfoservices.com.  The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor
Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.Metavante.com.
Participants in the Solicitation
FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS's 2008 Annual
Meeting of Shareholders, which was filed with the SEC on April 15, 2008.  Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for
Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

Questions & Answers